File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_________.]

Monthly Sales Report- May 2007	3

Regulated Announcement for the month of May 2007	4 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2007
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2007.
     Sales volume (NT$ : Thousand)

Time	Item	2007	2006	Changes	(%)
May	Invoice amount	1,923,993	1,692,339	+231,654	+13.69%
May	Net Sales	1,915,496	1,690,586	+224,910	+13.30%
     Funds lent to other parties (NT$ : Thousand) : None
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	May	Bal. As of period end
MXIC	15,977,394	1,935,265	1,142,665
MXIC’s subsidiaries		0	0
MXIC endorses for subsidiaries		0	1,162,109
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose : None
4-2 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2007
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR by MXIC for the month of May 2007.
     The trading of directors, supervisors, executive officers and 10% shareholders : None
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10%
shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
April 30,2007	April 30,2007	May 31,2007	May 31,2007
1,608,984.7	16,089,847	1,524,779.7	15,247,797

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2007
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of May 2007.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD .
Date: June 27, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center